Exhibit 99.2

Ming Shing Group Holdings Limited and its subsidiaries

Unaudited Interim Condensed Consolidated Balance Sheets

	September 30,	March 31,
	2025	2025
	US$	US$

Assets
Current assets
Cash and cash equivalents	590,918	249,923
Accounts receivable, net	1,878,096	4,222,982
Contract assets	1,546,303	5,304,061
Deposits, prepayments and other current assets	22,341	483,864
Total current assets	4,037,658	10,260,830

Non-current assets
Property and equipment, net	1,092,861	1,132,422
Right-of-use assets – finance lease	113,919	147,967
Life insurance policy, cash surrender value	167,224	167,224
Contract assets	2,288,277	1,636,414
Deferred tax assets	78,347	79,426
Total non-current assets	3,740,628	3,163,453

Total assets	7,778,286	13,424,283

Current liabilities
Accounts payable	2,654,302	3,964,976
Bank and other borrowings	2,554,654	4,761,434
Finance lease liabilities	63,460	66,150
Accrued expenses and other current liabilities	11,282	412,470
Income tax payable	321,445	321,445
Total current liabilities	5,605,143	9,526,475

Non-current liabilities
Bank and other borrowings	4,777,412	2,865,484
Finance lease liabilities	16,288	48,345
Total non-current liabilities	4,793,700	2,913,829

Total liabilities	10,398,843	12,440,304

Shareholders’ equity
Ordinary shares, 100,000,000 shares authorized; USD0.0005 par value, 12,975,000 and 12,975,000 shares issued and outstanding, as of September 30, 2025 and March 31, 2025, respectively	6,488	6,488
Additional paid in capital	6,819,954	6,819,954
Retained earnings	(9,447,001)	(5,842,463)
Total shareholders’ equity	(2,620,559)	983,979

Total liabilities and shareholders’ equity	7,778,284	13,424,283

Ming Shing Group Holdings Limited and its subsidiaries

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income

	For the six months ended September 30,
	2025	2024
	US$	US$
	(unaudited)	(unaudited)

Revenue	8,431,393	17,408,116
Cost of revenue	(11,201,353)	(15,009,261)
Gross (loss) profit	(2,769,960)	2,398,855

Operating expenses
General and administrative expenses	(975,020)	(995,737)
Total operating expenses	(975,020)	(995,737)

(Loss) Income from operations	(3,744,980)	1,403,118

Other (expense) income
Interest expense, net	(175,854)	(221,609)
Other income	14,743	398
Total other (expense) income, net	(161,111)	(221,211)

(Loss) Income before tax expense	(3,906,091)	1,181,907
Income tax benefit (expense)	301,553	(197,358)
Net income and total comprehensive income	(3,604,538)	984,549

Net income per share attributable to ordinary shareholders
Basic and diluted	(0.28)	0.09

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	12,975,000	11,250,000

Ming Shing Group Holdings Limited and its subsidiaries

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary Shares			Additional		Total
	Number of shares	Amount	Subscription receivable	paid in capital	Retained Earnings	Shareholders’ Equity
		US$	US$	US$	US$	US$
Balance as of April 1, 2024	11,250,000	5,625	(5,625)	1,282	996,980	998,262
Net profit for the period (unaudited)	-	-	-	-	984,549	984,549
Dividend declared (unaudited)	-	-	-	-	(1,108,692)	(1,108,692)
Balance as of September 30, 2024 (unaudited)	11,250,000	5,625	(5,625)	1,282	872,837	874,119

	Ordinary Shares		Additional		Total
	Number of shares	Amount	paid in capital	Accumulated losses	Shareholders’ Equity
		US$	US$	US$	US$
Balance as of April 1, 2025	11,250,000	6,488	6,819,954	(5,842,463)	983,979
Net loss for the period (unaudited)	-	-	-	(3,604,538)	(3,604,538)
Balance as of September 30, 2025 (unaudited)	11,250,000	6,488	6,819,954	(9,447,001)	(2,620,559)

Ming Shing Group Holdings Limited and its subsidiaries

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	For the six months ended September 30,
	2025	2024
	US$	US$
	(unaudited)	(unaudited)

Operating activities:
Net (loss) income	(3,604,538)	984,549
Adjustments:
Depreciation on equipment	39,562	41,543
Amortization of right-of-use assets – finance lease	34,049	29,718
Changes on cash value of life insurance policy	-	(4,853)
Expected credit loss allowance	(29,802)	321,548
Deferred Income taxes provision (benefits)	1,080	(58,828)
Change in working capital items:
Change in accounts receivable	2,537,115	(244,954)
Change in contract assets	2,942,461	(52,659)
Change in deposits, prepayments and other current assets	462,531	(38,041)
Change in accounts payable	(1,310,674)	(324,299)
Change in income tax payable	-	24,960
Change in accrued expenses and other current liabilities	(401,188)	(126,791)
Cash provided by operating activities	670,596	551,893

Financing activities:
Proceeds from new bank and other borrowings	5,838,834	5,525,641
Repayment of bank and other borrowings	(6,133,687)	(4,440,790)
Principal payments for finance lease liabilities	(34,748)	(33,308)
Advances to related parties	-	(1,108,692)
Payment of deferred IPO costs	-	(317,718)
Cash used in financing activities	(329,601)	(374,867)

Net change in cash and cash equivalents	340,995	177,026

Cash and cash equivalents as of beginning of the period	249,923	1,080,514

Cash and cash equivalents as of the end of the period	590,918	1,257,540